Via Facsimile and U.S. Mail
Mail Stop 6010

June 14, 2006

Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

> **Re:** **American Healthchoice, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26740**

Dear Dr. J. W. Stucki:

We have reviewed your June 8, 2006 response to our comments provided June 7, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Results of Operations
Fiscal Year ended September 30, 2005 compared to fiscal year ended September 30,
2004
Allowance for Discount on Patient Billings

1. We noted your response to our comments 3 and 5. Please confirm that you are using a
    rate based on historical data or other relevant information as applicable in
    determining your discount for patient billings.

Critical Accounting Estimates
Allowance for Discounts on Personal Injury Case Billings

2. Refer to your response to our comment 4. Please tell us why the "other credits" is an
    appropriate adjustment in your table "Analysis of Allowance for discounts and
    uncollectible at September 30, 2005". Tell us what caused the detail customer aging
    by clinic to differ from the general ledger. Clarify if this difference represented an
    error in your financial statements and if so why the financial statements do not need
    to be restated to correct the error.

Analysis of Allowance for discount and uncollectible for company-owned clinics at
September 30, 2005

3. Refer to your response to our comment 6. Please revise the terminology "Bad Debt
    Expense" to "Allowance for Doubtful Accounts" if truly the same.

4. Refer to your response to our comment 8 and we repeat our comment in part. Clarify
    at what point you are recording the allowance (i.e. at the time revenue is recognized).

Internal and External Information

5. Refer to our comment 2 and your response. It is still unclear why you refer to a 50%
    settlement discount rate as well as a 32% discount rate. Please revise the filing to
    clarify the difference between these discount percentages.

Note 13. Subsequent Event

6. Refer to your response to our comment 11 and we repeat our comment. In your
    response letter dated May 19, 2006 to our comment 10 you indicated that the
    company entered into four agreements with GGI and the debenture amount was
    $300,000. Your draft amended 10-KSB indicates that you entered into three
    agreements. Please revise your disclosure to appropriately reflect the initial
    agreement in addition to subsequent amendments made to the agreements. Disclose
    the terms of the securities purchase agreement. Also, refer to the disclosures provided

in Note 4 of your draft 10-QSB for the period ended March 31, 2006 which indicates four agreements with GGI and the $300,000 debenture.

Note 14. Contingencies

7. We noted your response to our comment 12 and we repeat our comment. Please provide disclosure regarding the fact that the entire contingency was not accrued in the previous filing or tell us why you do not believe this disclosure is necessary. Refer to APB 20 as it is effective for your fiscal year ending September 30, 2005. We did not note any changes to the disclosure as provided in your response.

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As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant